Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated March 13, 2013 PRICING SUPPLEMENT No. 307 dated March , 2013 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due March 20, 2020

■	Quarterly interest payments

■

The per annum rate of interest payable on the notes will be equal to 2.00% for the first two years and thereafter will be reset quarterly and will be equal to 3 month LIBOR plus 0.60%, but in no event will be more than the applicable maximum interest rate, for any quarterly interest period

■	The maximum interest rate applicable to each quarterly interest period after the first two years is:
Year 3 3.00% per annum
Year 4 3.50% per annum
Year 5 4.00% per annum
Year 6 4.50% per annum
Year 7 5.00% per annum

■	Term of approximately 7 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$2.50	$997.50
Total

(1)

The agent discount will not be more than $2.50 per note. In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $15 per note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $25 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Investment Description

The Notes Linked to 3 Month LIBOR due March 20, 2020 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

■	seek current income of a fixed 2.00% per annum for the first two years and are willing to accept a floating rate of interest thereafter;

■

seek an investment with a per annum interest rate that will be reset quarterly after the first two years and will be equal to 3 month LIBOR plus 0.60%, subject to the applicable maximum interest rate, for any quarterly interest period;

■

understand that the interest rate on the notes for any quarterly interest period after the first two years will never be higher than the applicable maximum interest rate regardless of how high 3 month LIBOR rises;

■

understand that the cumulative interest rate for the first two years will be 2.00% per annum and that if 3 month LIBOR plus 0.60% is less than the applicable maximum interest rate for any quarterly interest period after the first two years, the cumulative interest rate for that year will be less than such applicable maximum interest rate; and

■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■	expect interest rates to increase beyond the rates provided by the notes;

■	are unwilling to accept the credit risk of Wells Fargo; or

■	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Terms of the Notes

Pricing Date:	March 15, 2013.*

Issue Date:	March 20, 2013.* (T+3)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:

March 20, 2020.* The notes are not subject to redemption by Wells Fargo prior to the stated maturity date. The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each March 20, June 20, September 20 and December 20, commencing June 20, 2013 and ending at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include June 19, 2013. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first eight interest periods (up to and including the interest period ending March 19, 2015) will be equal to 2.00% per annum. For all interest periods commencing on or after March 20, 2015, the interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 0.60%, subject to the applicable maximum interest rate.

The “determination date” for an interest period commencing on or after March 20, 2015 will be two London banking days prior to the first day of such interest period.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London Interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Terms of the Notes (Continued)

Interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC.

Maximum Interest Rate:	The maximum interest rate applicable to an interest period commencing on or after March 20, 2015 is as follows:

Commencing March 20, 2015 and ending March 19, 2016

Commencing March 20, 2016 and ending March 19, 2017

Commencing March 20, 2017 and ending March 19, 2018

Commencing March 20, 2018 and ending March 19, 2019

Commencing March 20, 2019 and ending March 19, 2020

3.00% per annum 3.50% per annum 4.00% per annum 4.50% per annum 5.00% per annum

Material Tax Consequences:

We intend to treat the notes as subject to the rules governing variable rate debt instruments for United States federal income tax purposes. Under such rules, United States holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the United States holder’s method of accounting for tax purposes. It is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatment” below on page PRS-9.

In addition, we believe that, based on the terms of the equivalent fixed rate debt instrument as described below under “United States Federal Income Tax Considerations” on page PRS-8, the notes should be treated as issued with a greater than de minimis amount of original issue discount (“OID”) for United States federal income tax purposes. The effect of the application of the OID rules to your notes is that you will be required to accrue an amount of interest in the first two years of your notes (i.e., the period during which they bear interest at a fixed rate) that will generally be less than the stated interest on your notes in such period. Conversely, you will be required to accrue an aggregate amount of interest in the remaining years of your notes that will generally exceed the aggregate amount of stated interest on your notes in such periods. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-8 for a more detailed discussion of the rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $2.50 per note.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RPA3

PRS-4

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be equal to 2.00% per annum for the first two years and thereafter will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 2.00% per annum during the first two years and the applicable maximum interest rate following the first two years regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 0.60% is less than the applicable maximum interest rate for any quarterly interest period after the first two years, the cumulative interest rate for that year will be less than such applicable maximum interest rate. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Structuring And Development Costs, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, structuring and development costs, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3 month LIBOR forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

PRS-5

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Risk Factors (Continued)

•

Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

You May Be Required To Accrue Income In Excess Of The Stated Interest Of The Notes.

If the notes are properly treated as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes, United States holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the United States holder’s method of accounting for tax purposes. However, it is possible that the notes may be classified as contingent payment debt instruments. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your notes for such periods and any gain that you recognize upon the sale, exchange or maturity of the notes will generally be treated as ordinary income. See “United States Federal Income Tax Considerations—Alternative Treatment” for a more detailed discussion of these rules.

PRS-6

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2001 to March 12, 2013. On March 12, 2013, 3 month LIBOR was 0.281%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-7

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of tax accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes,

•	a person that purchases or sells notes as part of a wash sale for tax purposes,

•	a person subject to the alternative minimum tax, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The tax treatment of your notes depends upon whether it is reasonably expected that the maximum interest rate would cause the yield on your notes to be significantly less than the yield determined without the maximum interest rate. We do not expect the yield on the notes to be significantly affected by the maximum interest rate and we intend to report payments on the notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming that it is not reasonably expected that the yield on the notes will be significantly affected by the maximum interest rate, the notes will be characterized and treated as debt instruments subject to the rules governing variable rate debt instruments for United States federal income tax purposes. Except as noted below under “—Alternative Treatment,” the rest of this discussion assumes that the notes will be subject to these rules. In addition, under the rules governing the determination of original issue discount (“OID”) for a variable rate debt instrument that provides for interest at a single fixed rate and a “qualified floating rate,” we believe that your notes should be treated as issued with a greater than de minimis amount of OID. The discussion below assumes that the notes will be so treated. The effect of the application of the OID rules to your notes is that you will be required to accrue an amount of interest in the first two years of your notes (i.e., the period during which they bear interest at a fixed rate) that will generally be less than the stated interest on your notes in such period. Conversely, you will be required to accrue an aggregate amount of interest in the remaining years of your notes that will generally exceed the aggregate amount of stated interest on your notes in such periods.

PRS-8

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

United States Federal Income Tax Considerations (Continued)

Under the OID rules, (i) you must include OID in your gross income for federal income tax purposes as it accrues (regardless of your method of tax accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your notes in order to determine the amount of OID in respect of your notes. As discussed in the following paragraph, in order to determine the amount of the QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID and QSI on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustments to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) second, each qualified floating rate (including the qualified floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each qualified floating rate as of the issue date).

If the amount you receive in a calendar year is greater than the assumed payment, the excess over the assumed amount under the equivalent fixed rate debt instrument is treated as additional QSI and will be taxable to you as ordinary income in accordance with your method of accounting for tax purposes. If the amount you receive in a calendar year is less than the assumed payment, the difference will reduce the amount of QSI you are treated as receiving and will reduce the amount of ordinary income you are required to take into income. The amounts of OID accruals are not subject to adjustments on account of the actual payments made in respect of your notes differing from the assumed payments.

In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your notes, but should not include payments made in respect of your notes that are in excess of QSI (as adjusted). Any amount you receive which is in excess of QSI (as adjusted) will be treated for U.S. federal income tax purposes as a return of principal, which will reduce your adjusted tax basis (as discussed below) in the notes.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted tax basis in your notes. If you are an initial holder that purchased the notes at par, your adjusted tax basis should generally equal the price you paid for the notes, increased by the amounts of any OID you previously included in income with respect to the notes and reduced by any payments you receive other than QSI as adjusted.

If you purchase the notes at a price lower than the adjusted issue price, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the adjusted issue price, and you make an election, you may be subject to the rules governing acquisition premium or amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you. The adjusted issue price of your notes is equal to the original issue price of the notes, increased by the amounts of any OID accrued with respect to the notes and reduced by any payments other than QSI as adjusted.

Alternative Treatment. If the Internal Revenue Service (the “IRS”) disagrees with our position that it is not reasonably expected that the yield on the notes will be significantly affected by the maximum interest rate, the IRS could assert that your notes should be subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with terms and conditions similar to your notes. Additionally, based on the “projected payment schedule” that would be determined pursuant to these rules, you would make adjustments to the amount of annual interest income recognized based on the difference between the actual amounts of interest received each year and the projected amounts. Under these rules, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. In general, your adjusted tax basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes and decreased by the projected amount of any interest payments previously made to you with respect to your notes. Any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary income and any loss recognized by you at such time

PRS-9

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

United States Federal Income Tax Considerations (Continued)

would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

If the notes are subject to the special tax rules governing contingent payment debt instruments and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such discount or excess would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in Treasury Regulations governing contingent payment debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, if you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (1) your “net investment income” for the relevant taxable year and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on your circumstances). Your net investment income will include your gross interest income in respect of the notes and any net gains you recognize upon the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare Tax to any gross interest income and net gains you recognize in respect of your investment in the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain from the sale or exchange of notes that are treated as interest for this purpose) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;
•	you are not a bank whose receipt of interest (including OID) on your notes is described in Section 881(c)(3)(A) of the Code;
•	the interest (including OID) is not effectively connected with the conduct of a trade or business within the United States; and
•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as required on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

PRS-10

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 20, 2020

United States Federal Income Tax Considerations (Continued)

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-11